                 Filed by the Board of Trade of the City of Chicago, Inc.(CBOT) Subject Company - Board of Trade of the City of
                 Chicago Pursuant to Rule 425 under the Securities Act of
                 1933 File No. 132-01854

                                     * * * *

The following press release was distributed after business hours on August 31, 2000 and is currently available on the CBOT's Internet site and Intranet sites, MemberNet and OnBoard.

                                     * * * *

FOR IMMEDIATE RELEASE                        Contact: David P. Prosperi
                                             312-435-3456
                                             dpro72@cbot.com

CBOT BOARD OF DIRECTORS REVISES RESTRUCTURING STRATEGY

Chicago, August 31, 2000 - The Board of Directors of the Chicago Board of Trade
(CBOT) today unanimously adopted a revised restructuring strategy that involves moving forward as soon as possible with the demutualization of the CBOT and the reorganization of its electronic trading business as a wholly-owned subsidiary, named "Electronic Chicago Board of Trade" or "eCBOT." Under the revised strategy, eCBOT will remain a wholly owned subsidiary of the open outcry company, and will not be separated as was previously contemplated.

Citing increasing competitive pressures within the industry, CBOT Chairman David
P. Brennan said, "This revised strategy will enable us to move forward more quickly with becoming a for-profit company and modernizing our governance structure and, as a result, becoming more competitive. Although it will be a CBOT subsidiary, we plan to operate eCBOT on an independent and competitive basis with significant autonomy for eCBOT's management."

Under the revised strategy, the CBOT would amend its charter to convert into a for-profit company and, upon completion of the conversion, CBOT members would receive shares of stock in the new for-profit CBOT. In contrast to the original strategy, however, CBOT members would not receive stock in eCBOT as part of the transaction. The new for-profit CBOT will continue to operate eCBOT as a subsidiary, but would have the flexibility in the future to decide to separate the company from the new CBOT and/or conduct an initial public offering of eCBOT. Completion of the revised restructuring plan is subject to membership approval and receipt of various regulatory clearances, including from the Securities and Exchange Commission, Commodity Futures Trading Commission and the Internal Revenue Service.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus combined within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     * * * *

The following letter was distributed to CBOT members and membership interest holders on September 1, 2000 and is currently available on the CBOT's Internet site and Intranet sites, MemberNet and OnBoard.

                                  *  *  *  *

September 1, 2000

Dear Fellow Members:

Over a period of months we have met with representatives of the Chicago Board Options Exchange to effect a merger of our two institutions that would benefit not only our members and market users, but also the global financial services industry as well as the City of Chicago. During these meetings, the CBOT negotiated every aspect of a potential merger in order to accomplish this goal.

However, yesterday I was informed by the CBOE that they have no interest in pursuing a merger and they have no desire to pursue any additional merger negotiations. I am very disappointed that the CBOE closed the door on a merger between two of the world's leading financial institutions. Such a merger would have strengthened both exchanges, provided our joint members, member firms and customers with additional business opportunities, and solidified Chicago's position as a world financial center.

We will continue moving forward with our restructuring strategy in order to position the Chicago Board of Trade to compete and win in the global marketplace. You will be receiving an update on that matter shortly.

As always, contact me at dbre72@cbot.com if you have any questions.


Sincerely,

/s/ David P. Brennan
David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus combined with the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to : Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

The following letter was distributed to CBOT members and membership interest holders on September 1, 2000 and is currently available on the CBOT's Internet site and Intranet sites, MemberNet and OnBoard.

                                  *  *  *  *

September 1, 2000

Dear Fellow Members:

Your Board of Directors yesterday adopted a revised restructuring strategy which involves moving forward as soon as possible with the demutualization of the CBOT and the reorganization of our electronic trading business as a wholly owned subsidiary, named "Electronic Chicago Board of Trade" or "eCBOT." Under the revised strategy, eCBOT will remain a wholly owned subsidiary of the open outcry company, and will not be separate as was originally contemplated by the Board of Directors.

As you know, our Exchange and the entire U.S. futures industry is experiencing increased competitive pressures. The Board of Directors believes this revised strategy will enable us to move forward more quickly with becoming a for-profit company and modernizing our governance structure and, as a result, allow us to become more competitive. Although it will be a CBOT subsidiary, the Board of Directors plans to operate eCBOT on an independent and competitive basis with significant autonomy for eCBOT's management.

Under this revised strategy, the CBOT would amend its charter to convert into a for-profit company and, upon completion of the conversion, you would receive shares of stock in the new for-profit CBOT. In contrast to the original strategy, however, CBOT members would not receive stock in eCBOT as part of the transaction at this time. The new for-profit CBOT will continue to operate eCBOT as a subsidiary, but would have the flexibility in the future to decide to separate the company from the new CBOT and/or conduct an initial public offering of eCBOT. Completion of our revised restructuring strategy is subject to membership approval and receipt of various regulatory clearances, including from the Securities and Exchange Commission, the Commodity Futures Trading Commission, and the Internal Revenue Service.

We anticipate filing a registration statement with the SEC in the fourth quarter of this year, which will include a combined proxy statement/prospectus necessary to solicit your approval of the demutualization. Upon effectiveness of the registration statement, the proxy statement/prospectus will be distributed to you and voting members will be asked to approve the transaction necessary to implement the demutualization shortly thereafter.

As I have said on numerous occasions, this is an historic time for the CBOT. Restructuring is a necessary step in our ongoing business strategy to expand upon our position of leadership in this increasingly global and technologically advanced marketplace. As we did during our August 16 meeting, I look forward to talking with you further about these developments.

Sincerely,

/s/ David P. Brennan
David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus combined within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

              The following letter was sent on September 1, 2000.

                                    September 1, 2000


William J. Brodsky, Chairman
Thomas A. Bond, Vice Chairman
Chicago Board Options Exchange
440 S. LaSalle Street
Chicago, IL

Dear Bill and Tom:

Today the Chicago Board of Trade filed an amended complaint in our lawsuit to enforce the provisions of our 1992 Agreement with the Chicago Board Options Exchange. A copy of the amended complaint is attached. As we have discussed, the CBOE's actions have made the amended complaint necessary to ensure the continued preservation of all CBOT Full Members' legal rights to become CBOE members under the 1992 Agreement and Article Fifth(b) of CBOE's Articles of Incorporation (Exercise Right).

On June 20, 2000, the CBOE asserted in a letter to its membership that the CBOT's Full Members would lose their Exercise Rights upon implementation of the restructuring strategy adopted by the CBOT's Board of Directors.
Notwithstanding the CBOE's limited judicial admission on August 3rd that it would take no action to extinguish the Exercise Right solely on the basis of the CBOT's reincorporation in Delaware, such admission offers no protection from actions that the CBOE claims it could take in response to the implementation of the remaining aspects of the CBOT's restructuring strategy adopted by our Board of Directors yesterday. Further, since the CBOE, to date, has refused to abide by the 1992 Agreement and state that it would take no action to attempt to extinguish the Exercise Right as a result of the CBOT's restructuring, the CBOT has no choice but to continue to pursue judicial enforcement of the 1992 Agreement, as that contract itself contemplated.

September 1, 2000
Page 2



Our Board of Directors has determined that restructuring the CBOT's operations is essential to our business future, and that preserving our members' Exercise Right is an essential component of our restructuring. We regret that our pursuit of those vital objectives has led to conflict between our two institutions. I was disappointed to hear that the CBOE will not pursue any additional merger negotiations with the CBOT. It is unfortunate that this decision has created a missed opportunity for both our institutions. As I expressed to our membership today, such a merger would have strengthened both exchanges, provided our joint members, member firms and customers with additional business opportunities, and solidified Chicago's position as a world financial center. Should you reconsider the possibility of a merger or consolidation of our two great exchanges, I will be more than willing to resume our discussions.

                                        Sincerely,


                                        /s/ David P. Brennan
                                        David P. Brennan



The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www. sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
                                    * * * *
The following press release and attachment thereto were distributed on September 1, 2000 and the attachment was distributed to CBOT members and membership interest holders on the same date and is currently available on the CBOT's Internet site and IntraNet sites, MemberNet and OnBoard.


For Immediate Release:                                  Contact: David Prosperi
September 1, 2000                                                312-435-3456
                                                                 dpro72@cbot.com

The attached letter from CBOT Chairman David Brennan to the membership was distributed today

                                September 1, 2000

Dear Fellow Member:

Today the Chicago Board of Trade filed an amended complaint in our lawsuit to enforce the provisions of our 1992 Agreement with the Chicago Board Options Exchange. A copy of the amended complaint is available to you by contacting the General Counsel's Office. The CBOE's actions have made the amended complaint necessary to ensure that all CBOT Full Members' legal rights to become CBOE members under the 1992 Agreement and Article Fifth(b) of CBOE's Articles of Incorporation (Exercise Right) will be preserved under the revised restructuring strategy announced today by your Board of Directors.

On June 20, 2000, the CBOE asserted in a letter to its membership that the CBOT's Full Members would lose their Exercise Rights upon implementation of the restructuring strategy adopted by our Board of Directors. Notwithstanding the CBOE's limited judicial admission on August 3rd that it would take no action to extinguish the Exercise Right solely on the basis of the CBOT's reincorporation in Delaware, such admission offers no protection from actions that the CBOE claims it could take in response to the implementation of the remaining aspects of our restructuring strategy. Further, since the CBOE, to date, has refused to abide by the 1992 Agreement and state that it would take no action to attempt to extinguish the Exercise Right as a result of our planned restructuring, the CBOT has no choice but to continue to pursue judicial enforcement of the 1992 Agreement, as that contract itself contemplated.

Your Board of Directors has determined that restructuring the CBOT's operations is essential to our business future, and that preserving our members' Exercise Right must be an essential component of our restructuring. I will keep you informed of any developments in this matter. Please contact me at dbre72@cbot.com if you have any questions.

                                            Sincerely,

                                            /s/ David P. Brennan

                                            David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www. sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

The following memorandum was distributed to CBOT employees on September 1, 2000 and is currently available on the CBOT's Intranet site, OnBoard.

                                  *  *  *  *

September 1, 2000

TO:  All Employees

FR:  Dennis Dutterer

RE:  An Update

As we close on the first week of trading on our new a/c/e electronic trading system, I want to thank everyone involved in the successful launch of this new strategic initiative for his or her dedication and hard work. Based on the growing volume we have seen every day this week on the new system, going from an estimated volume of 22,000 contracts traded on Monday to an estimated volume of 137,500 contracts traded yesterday, I am confident that we are on course with our business strategy of providing our customers and all market users with the best open outcry and electronic markets. We have a lot of work yet to do, but we will have 60-80 additional firms signed up to trade on a/c/e by the end of the year, which in turn should bring even more business to a/c/e and to the Chicago Board of Trade. We are working with our partners at Eurex to increase the hours when the system is accessible for all market users.

The Board of Director's decision yesterday to revise our restructuring strategy, as outlined in the press release we issued last night and which is available on our web site, was done to get our for-profit entity into the marketplace as soon as possible. Under the revised strategy, we would reorganize our electronic trading business as a wholly-owned subsidiary named "Electronic Chicago Board of Trade" or "eCBOT." CBOT members still would receive shares of stock in the new, for-profit CBOT under this strategy, but would not receive stock in eCBOT.
While the new for-profit CBOT would operate eCBOT as a subsidiary, there is flexibility in our revised strategy as to if, when and how we might separate the company from the new CBOT and/or conduct an initial public offering of eCBOT.
We continue to work on the business plans for the new entities.

By now, you have read the press reports that the CBOE has called off merger talks with the CBOT. Chairman Brennan was informed yesterday of this decision, and I must say he is very disappointed in the CBOE's decision to close the door on a merger between two of the world's leading financial institutions.

However, we are not going to allow this to deter our efforts to restructure. The Board of Directors yesterday approved filing an amended complaint in our lawsuit to enforce the provisions of our 1992 Agreement with the CBOE, and that was done this morning. Preserving our members exercise right with the CBOE is an essential component of our restructuring strategy, and as the CBOE, to date, has refused to abide by the Agreement and state that it would take no action to attempt to extinguish this right as a result of our restructuring, we have no choice but to continue to pursue judicial enforcement of the Agreement.

I am very appreciative of all of the work being done by every member of our staff team. Whether you are responsible for making sure our open outcry markets are functioning, or you are involved in any way with a/c/e, you are making a significant contribution to the Chicago Board of Trade. I ask you to keep performing at this level, and I thank you for a job well done.

Next week I will be in Burgenstock, Switzerland for the Swiss Commodities Futures Options Association Conference, which also will include meetings with our partners from Eurex and with representatives from other exchanges. I wish you and your families a safe and happy Labor Day holiday weekend.


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *